

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3561

May 21, 2018

Via E-Mail
Mr. Ronald A. Millos
Chief Financial Officer
Teck Resources Limited
Suite 3300
550 Burrard Street
Vancouver, B.B. V6C0B3
Canada

Re: Teck Resources Limited
Form 40-F for the Fiscal Year Ended December 31, 2017
Filed February 28, 2018
File No. 001-13184

Dear Mr. Millos:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining